www.linkedin.com/in/tony-thrush
(LinkedIn)
Model-Farm.com (Company)

Top Skills

Branding
Marketing
User Interface Design

Tony Thrush

Director - Model Farm
Ames, Iowa, United States

Summary

With over 20 years of experience in the creative industry, I have developed my skills in corporate branding to a level of mastery. Be it a Fortune 100 company or a sole proprietor, I am passionate about finding creative and financially viable solutions that earned me a reputation as a problem solver. I have also had the opportunity to run three successful companies over the years. These experiences have taught me the importance of effective leadership and the ability to adapt to changing market conditions. I have developed a keen sense of business acumen and strategic thinking, which have helped me navigate the challenges of entrepreneurship.

I take great pleasure in coaching team members and helping them grow in their roles, as a well-trained and motivated team is essential to success in any organization. I spend considerable time teaching the next generation of creative professionals. It's fulfilling to share my knowledge and experience and watch them grow into successful individuals.

My commitment to the academic world is unwavering, and I am deeply engaged in the academic community, constantly learning and exploring new ideas and concepts. I have been a guest lecturer, sharing my knowledge with students.

I am known for being a good listener and believe good communication is critical to success in any field. However, I also love to engage in meaningful conversations and talk to anyone.

My vast experience in the creative industry, passion for finding innovative solutions, love for teaching and coaching, and commitment to the academic world make me comfortable in many marketing positions.

Let's collaborate to turn your visions into vivid solutions and craft experiences that resonate deeply. Feel free to connect, whether to discuss potential collaborations, seek guidance, or share coffee and chat about the exciting design world. I am always open to fostering meaningful connections and embarking on new creative adventures.

Experience

Coltie
Co-Founder
November 2022 - Present (1 year 4 months)
Ames, Iowa, United States

Model Farm Creative Services Agency
Director
July 2016 - Present (7 years 8 months)

Model Farm is an experiential learning studio focused on Graphic Design, Copywriting, Photography and Videography.

Alt Studios
Creative Director
May 2013 - July 2016 (3 years 3 months)

Innova Ideas and Services
Creative Director
1999 - 2013 (14 years)

Education

Iowa State University
Graphic Design · (1995 - 1999)